Exhibit 99.14

CALL OPTION CONFIRMATION

Date:	_________________

To:	John Joseph Ricketts (“Counterparty”)

Telefax No.:	866-589-3475

Attention:	Alfred Levitt

From:	Citibank, N.A. (“Citibank”)

Telefax No.:	212-615-8985

Ladies and Gentlemen:

The purpose of this communication is to set forth the terms and conditions of the referenced Transactions entered into on the Trade Dates specified below (each a “Transaction”) between Counterparty and Citibank.  This communication, together with the Master Confirmation (as defined below), constitutes a “Confirmation” as referred to in the Master Confirmation.

1.           The definitions and provisions contained in the 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), each as published by the International Swaps and Derivatives Association, Inc. and in the Master Confirmation are incorporated into this Confirmation.  In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

2.           This Confirmation supplements, forms a part of, and is subject to the Master Terms and Conditions for Call Option Transactions dated as of March 6, 2014 (the “Master Confirmation”) between Counterparty and Citibank.  All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Confirmation except as expressly modified below.

3.           The terms of the Transaction to which this Confirmation relates are as follows:

Trade Date:	[ ]
Number of Options:	[ ], subject to adjustment pursuant to the provisions of the Master Confirmation.
Strike Price Percentage:	[ ]%
Hedge Period End Date:	[ ]
Expiration Date:	[ ]
Final Disruption Date:	The [______] Scheduled Trading Day following the Expiration Date set forth above
First Averaging Date:	[ ]
Averaging Dates:	[_____] Scheduled Trading Days
Regular Dividend:	USD[ ]
Initial Stock Loan Rate:	[____] basis points per annum.
Maximum Stock Loan Rate:	[____] basis points per annum.

4.           This Confirmation may be executed in any number of counterparts, all of which shall constitute one and the same instrument, and any party hereto may execute this Confirmation by signing and delivering one or more counterparts.

Counterparty hereby agrees (a) to check this Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to each particular Transaction to which this Confirmation relates by manually signing this Confirmation and providing any other information requested herein or in the Master Confirmation and immediately sending a facsimile transmission of an executed copy to Confirmation Unit 212-615-8985, with an executed copy sent to Citibank, N.A., 333 West 34th Street, 2nd Floor, New York, New York 10001, Attention:  Confirmation Unit.

Yours sincerely,

CITIBANK, N.A.

By:
Authorized Representative

Confirmed as of the date first above written:

JOHN JOSEPH RICKETTS

_____________________